EXHIBIT 99.1

VODACOM MEDIA STATEMENT: BLACK ECONOMIC EMPOWERMENT

Wednesday, January 31, 2007

Alan Knott-Craig, Group Chief Executive Officer, said "Vodacom is and continues to be committed to the ICT Charter on BEE.  The Management of Vodacom have been tasked to submit proposals to the Vodacom Group Board for equity participation by suitable BEE entities.  To this end a large number of applications have been received from such entities.  Vodacom Management hopes to submit its proposals to the Vodacom Group Board in March 2007.  All indications suggest that the size of the transaction will be in the vicinity of R7.5 billion.  Vodacom are being advised on this transaction by Rand Merchant Bank."